SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(AMENDMENT NO. 1)

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

WITH AN EXERCISE PRICE OF $12.00 OR HIGHER PER SHARE

(TITLE OF CLASS OF SECURITIES)

007903107

(CUSIP NUMBER OF CLASS OF SECURITIES)

THOMAS M. MCCOY

SENIOR VICE PRESIDENT, GENERAL COUNSEL

ADVANCED MICRO DEVICES, INC.

ONE AMD PLACE

SUNNYVALE, CALIFORNIA 94088

(408) 732-2400

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

CHRISTOPHER L. KAUFMAN, ESQ.

LATHAM & WATKINS LLP

135 COMMONWEALTH DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$89,315,917.89	$7,225.66

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 23,320,083 shares of common stock of Advanced Micro Devices, Inc. having an aggregate value of $89,315,917.89 as of June 24, 2003, including all options granted during the six months prior to the commencement date, will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million dollars of the value of the transaction.

**	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,225.66	Filing party: Advanced Micro Devices, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 27, 2003

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 27, 2003 relating to an offer by Advanced Micro Devices, Inc., a Delaware corporation (“AMD”), to exchange options with an exercise price of $12.00 or higher (the “options”) to purchase shares of AMD’s common stock (“common stock”), par value $0.01 per share, outstanding under eligible option plans and held by eligible employees, for replacement options (the “replacement options”) to purchase shares of common stock to be granted under eligible option plans, upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options, dated June 27, 2003 (the “offer to exchange”), and the related Election Concerning Exchange of Stock Options form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”).

This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 effects the following amendments to the offer to exchange contained in Exhibit (a)(1)(i) to the Schedule TO.

INTRODUCTION TO SUMMARY TERM SHEET – FREQUENTLY ASKED QUESTIONS

The introductory paragraph to the Frequently Asked Questions portion of the Summary Term Sheet in the offer to exchange is hereby amended and replaced with the following:

“The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the following questions and answers as well as the Stock Option Exchange Program Overview (referred to in this document as the offer to exchange) and the election form. We have included section references to the remainder of this offer to exchange where you can find a more complete description of the topics in this question and answer summary. Because each of you is in a different financial situation, we suggest that you consult with your personal financial and tax advisors before deciding to participate in the exchange. Please review to ensure that you are making an informed decision regarding your participation in this exchange program.”

QUESTION 5. WHO IS ELIGIBLE TO PARTICIPATE IN THIS EXCHANGE?

The last paragraph in the response to Question 5 in the Frequently Asked Questions portion of the Summary Term Sheet is hereby amended and replaced with the following:

“Short summaries of the general tax consequences of participating in the exchange in countries other than the United States are included in this offer to exchange. (See Sections 13-23 below for more information.)”

QUESTION 36. IS THERE ANY TAX CONSEQUENCE TO MY PARTICIPATION IN THIS EXCHANGE?

The response to Question 36 in the Frequently Asked Questions portion of the Summary Term Sheet is hereby amended and replaced with the following:

“If you accept this offer and reside and work in the United States, under current U.S. law, you will not recognize income for federal income tax purposes either at the time your exchanged options are cancelled or when the replacement options are granted. Tax consequences may vary depending on each individual employee’s circumstances. Included as part of this offer to exchange are disclosures regarding the material federal tax consequences of the offer in the United States and in countries other than the United States. You should review these disclosures carefully before deciding whether or not to participate in the offer. (See Sections 12 through 23 below for more information.)”

QUESTION 38. WHAT DO THE OFFICERS AND THE MEMBERS OF OUR BOARD OF DIRECTORS THINK OF THIS OFFER? WHO CAN I CONTACT TO HELP ME DECIDE WHETHER OR NOT I SHOULD EXCHANGE MY ELIGIBLE OPTIONS?

The response to Question 38 in the Frequently Asked Questions portion of the Summary Term Sheet is hereby amended and replaced with the following: “Although our board of directors has approved this offer, neither our officers nor the members of our board of directors make any recommendation as to whether you should elect to exchange or refrain from exchanging your options.”

QUESTION 39. WHAT ARE SOME OF THE POTENTIAL RISKS IF I CHOOSE TO EXCHANGE MY OUTSTANDING ELIGIBLE OPTION GRANTS?

The last paragraph of the response to Question 39 in the Frequently Asked Questions portion of the Summary Term Sheet is hereby deleted in its entirety.

SECTION 2. PURPOSE OF THIS OFFER.

The last paragraph in Section 2 “Purpose of this Offer” is hereby amended and replaced with the following:

“NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD ELECT TO EXCHANGE YOUR OPTIONS, NOR HAVE WE AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. YOU ARE URGED TO EVALUATE CAREFULLY ALL OF THE INFORMATION IN THIS OFFER TO EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO ELECT TO EXCHANGE YOUR OPTIONS.”

SECTION 3. PROCEDURES FOR ELECTING TO EXCHANGE OPTIONS.

The fifth paragraph in Section 3 “Procedures for Electing to Exchange Options” is hereby amended and replaced with the following:

“Determination of Validity; Rejection of Options; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance of any documentation relating to the tender of options for exchange. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. We also reserve the right, in our reasonable discretion, to waive any of the conditions of this offer or any defect or irregularity in any election. If we waive any of the conditions of this offer we will do so for all option holders. No election to exchange options will be deemed to have been properly made until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice.”

SECTION 7. SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF REPLACEMENT OPTIONS

The eighth paragraph in Section 7 “Source and Amount of Consideration; Terms of Replacement Options” is hereby amended and replaced with the following:

“Federal Income Tax Consequences of Options. You should refer to Section 12 for a discussion of all material U.S. federal income tax consequences of the replacement options, as well as the consequences of accepting or rejecting the new non-qualified options under this offer to exchange. You should refer to the relevant tax disclosure discussion under Sections 13-23 for a discussion of the tax consequences of participating in this offer in your country of residence if your country of residence is not the United States.”

The sentence after the eighth paragraph in Section 7 “Source and Amount of Consideration; Terms of Replacement Options” is hereby deleted in its entirety.

SECTION 12. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The first paragraph in Section 12 “Material U.S. Federal Income Tax Consequences” is hereby amended and replaced with the following:

“The following section discusses all of the material U.S. federal income tax consequences of the exchange of options under the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which may change, possibly on a retroactive basis. This section does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders.”

The fourth paragraph in Section 12 “Material U.S. Federal Income Tax Consequences” is hereby deleted in its entirety.

The fifth paragraph in Section 12 “Material U.S. Federal Income Tax Consequences” is hereby amended and replaced with the following:

“IF YOU RESIDE OUTSIDE THE UNITED STATES THE INFORMATION CONTAINED IN THIS SECTION MAY NOT BE APPLICABLE TO YOU. YOU ARE ADVISED TO REVIEW THE COUNTRY SPECIFIC DISCLOSURES BELOW AND TO CONSULT WITH AN APPROPRIATE PROFESSIONAL ADVISOR AS TO HOW LOCAL TAX OR OTHER LAWS OF YOUR COUNTRY OF RESIDENCE APPLY TO YOUR SPECIFIC SITUATION.”

SCHEDULE A. CONDITIONS OF THIS OFFER.

The introductory paragraph in Schedule A “Conditions of This Offer” is hereby amended and replaced with the following:

“Notwithstanding any other provision of this offer, we will not be required to accept any options elected for exchange, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case subject to certain limitations, if at any time on or after June 27, 2003 and prior to the expiration time any of the following events has occurred, or in our reasonable judgment, has been determined by us to have occurred, regardless of the circumstances giving rise thereto:”

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated June 27, 2003.*
(a)(1)(ii)	E-mail Communication to AMD Employees from Tom McCoy and Stan Winvick, dated June 27, 2003.*
(a)(1)(iii)	E-mail Communication to AMD Employees from Treasury Services, dated June 27, 2003.*
(a)(1)(iv)	Election Concerning Exchange of Stock Options Form.*
(a)(1)(v)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options Form.*
(a)(1)(vi)	Reminder E-mail Communication to Eligible AMD Employees to be delivered on or around July 9, 2003.*
(a)(1)(vii)	Form of E-mail Communication to Tendering Option Holders regarding final election confirmation.*
(a)(1)(viii)	Form of Communication to Non-Participating Tendering Option Holders.*
(a)(1)(ix)	E-mail Communication to Eligible AMD Employees to be delivered on or around July 21, 2003.*
(a)(1)(x)	Form of E-mail Communication to Non-Participating Eligible AMD Employees to be delivered on or around July 21, 2003.*
(a)(1)(xi)	Form of E-mail Communication to Participating Eligible AMD Employees to be delivered on or after January 29, 2004.*
(a)(1)(xii)	AMD’s Annual Report on Form 10-K for the period ended December 29, 2002. Filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(1)(xiii)	AMD’s Quarterly Report on Form 10-Q for the period ended March 30, 2003. Filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.

(a)(5)(i)	AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2003 Annual Stockholders’ Meeting. Filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(5)(ii)	Communication to employees of AMD, dated June 20, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 20, 2003.
(a)(5)(iii)	Communication to employees of AMD on AMD internal website, dated June 25, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 26, 2003.
(a)(6)	Not applicable.
(b)	Not applicable.
(d)(1)	Certificate of Incorporation, as amended. Filed with the Securities and Exchange Commission as Exhibit 3.1 to the AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.
(d)(2)	Certificate of Amendment to Restated Certificate of Incorporation, dated May 25, 2000. Filed with the Securities and Exchange Commission as Exhibit 3.3 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2000, and incorporated herein by reference.
(d)(3)	Bylaws of the Company, as amended. Filed as Exhibit 3.2 to AMD’s Amendment No. 4 to Form S-3 Registration Statement (File Number 333-84028), filed with the Securities and Exchange Commission on August 6, 2002, and incorporated herein by reference.
(d)(4)	1995 Stock Plan of NexGen, Inc., as amended as of December 8, 1995. Filed as Exhibit 10.36 to AMD’s Annual Report on Form 10-K (File Number 001-07882) for the fiscal year ended December 29, 1996, and incorporated herein by reference.
(d)(5)	AMD 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1996, and incorporated herein by reference.
(d)(6)	AMD 1998 Stock Incentive Plan. Filed as Exhibit 10.33 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.
(d)(7)	AMD 2000 Stock Incentive Plan. Filed as Exhibit 10.13 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(8)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000. Filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(9)	Vice President Incentive Plan. Filed as Exhibit 10.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(10)	AMD Executive Incentive Plan. Filed as Exhibit 10.14(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.
(d)(11)	Form of Bonus Deferral Agreement. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 30, 1986, and incorporated herein by reference.
(d)(12)	Form of Executive Deferral Agreement. Filed as Exhibit 10.17 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 1989, and incorporated herein by reference.
(d)(13)	Form of Indemnification Agreements with former officers of Monolithic Memories, Inc. Filed as Exhibit 10.22 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1987, and incorporated herein by reference.
(d)(14)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000. Filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(15)	AMD’s Stock Option Program for options granted after April 24, 2001. Filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(16)	AMD Executive Savings Plan (Amendment and Restatement, effective as of August 1, 1993), filed as Exhibit 10.30 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 1994, and incorporated herein by reference.

(d)(17)	First Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.
(d)(18)	Second Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.
(d)(19)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan. Filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577), and incorporated herein by reference.
(d)(20)	1992 United Kingdom Share Option Scheme. Filed as Exhibit 4.2 to AMD’s Registration Scheme on Form S-8 (No. 33-46577), and incorporated herein by reference.
(d)(21)	NexGen, Inc. 1987 Employee Stock Plan. Filed as Exhibit 99.3 to Post-Effective Amendment No. 1 on Form S-8 to AMD’s Registration Statement on Form S-4 (No. 33-64911), and incorporated by reference herein.
(d)(22)	1995 Stock Plan of NexGen, Inc. (assumed by AMD), as amended. Filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.
(d)(23)	Form of indemnity agreement between NexGen, Inc. and its directors and officers. Filed as Exhibit 10.5 to the Registration Statement of NexGen, Inc. on Form S-1 (No. 33-90750), and incorporated by reference herein.
(d)(24)	AMD 1986 Stock Option Plan, as amended. Filed as Exhibit 10.2 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein
(d)(25)	AMD 1992 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(26)	AMD 1980 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.4 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.
(d)(27)	AMD 1986 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.
(d)(28)	Forms of Stock Option Agreements. Filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.
(d)(29)	Form of Limited Stock Appreciation Rights Agreement. Filed as Exhibit 4.11 to AMD’s Registration Statement on Form S-8 (No. 33-26266), and incorporated by reference herein.
(d)(30)	AMD 1987 Restricted Stock Award Plan, as amended. Filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.
(d)(31)	Form of Restricted Stock Agreements. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.
(d)(32)	Indenture, dated as of January 29, 2002, between AMD and The Bank of New York. Filed as Exhibit 4.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(33)	Form of AMD 4.75% Convertible Senior Debentures Due 2022. Filed as Exhibit 4.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(34)	Registration Rights Agreement, dated as of January 29, 2002 by and among AMD, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. Filed as Exhibit 4.16 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(35)	Form of AMD 4.50% Convertible Senior Notes Due 2007. Filed as Exhibit 4.3 to AMD’s Current Report on Form 8-K, dated November 26, 2002, and incorporated herein by reference.

(d)(36)	Form of Indemnification Agreements between the Company and its directors and officers. Filed as Exhibit 10.38 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.
(d)(37)	Management Continuity Agreement, between AMD and Robert R. Herb. Filed as Exhibit 10.54 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.
(d)(38)	Employment Agreement, dated as of January 31, 2002, between AMD and Hector de J. Ruiz. Filed as Exhibit 10.47 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(39)	Form of indemnification agreements between the Company and its directors and officers. Filed as Exhibit 10.56 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.
(d)(40)	Loan Agreement, dated as of June 19, 2001, between AMD and Hector and Judy Ruiz. Filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.
(d)(41)	Amended and Restated Employment Agreement, dated as of November 3, 2000, between AMD and W. J. Sanders III. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(42)	Agreement and Plan of Merger dated October 20, 1995, between AMD and NexGen, Inc., filed as Exhibit 2 to AMD’s Quarterly Report for the period ended October 1, 1995, and as amended as Exhibit 2.1 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.
(d)(43)	Amendment No. 2 to the Agreement and Plan of Merger, dated January 11, 1996, between AMD and NexGen, Inc., filed as Exhibit 2.2 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.
(d)(44)	Stock Purchase Agreement dated as of April 21, 1999, by and between Lattice Semiconductor Corporation and AMD, filed as Exhibit 2.3 to AMD’s Current Report on Form 8-K dated April 26, 1999, and incorporated herein by reference.
(d)(45)	First Amendment to Stock Purchase Agreement, dated as of June 7, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(a) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.
(d)(46)	Second Amendment to Stock Purchase Agreement, dated as of June 15, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.
(d)(47)	Resolution of Board of Directors on September 9, 1981, regarding acceleration of vesting of all outstanding stock options and associated limited stock appreciation rights held by officers under certain circumstances, filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 31, 1985, and incorporated herein by reference.
(d)(48)	Form of Management Continuity Agreement, filed as Exhibit 10.21 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2002, and incorporated herein by reference.
(d)(49)	AMD Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(c) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.
(d)(50)	Fujitsu Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(d) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.
(d)(51)	First Amendment to Fujitsu Investment Agreement dated April 28, 1995, filed as Exhibit 10.23(e) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.
(d)(52)	Second Amendment to Fujitsu Investment Agreement, dated February 27, 1996, filed as Exhibit 10.23 (f) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.
(d)(53)	Form of Split Dollar Agreement, as amended, filed as Exhibit 10.31 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 25, 1994, and incorporated herein by reference.
(d)(54)	Employment Agreement, dated as of September 27, 2000, between AMD and Robert J. Rivet, filed as Exhibit 10.57 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2003	ADVANCED MICRO DEVICES, INC.

	By:	/s/ ROBERT J. RIVET
	Name: Title:	Robert J. Rivet Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated June 27, 2003.*
(a)(1)(ii)	E-mail Communication to AMD Employees from Tom McCoy and Stan Winvick, dated June 27, 2003.*
(a)(1)(iii)	E-mail Communication to AMD Employees from Treasury Services, dated June 27, 2003.*
(a)(1)(iv)	Election Concerning Exchange of Stock Options Form.*
(a)(1)(v)	Form of E-mail Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options Form.*
(a)(1)(vi)	Reminder E-mail Communication to Eligible AMD Employees to be delivered on or around July 9, 2003.*
(a)(1)(vii)	Form of E-mail Communication to Tendering Option Holders regarding final election confirmation.*
(a)(1)(viii)	Form of Communication to Non-Participating Tendering Option Holders.*
(a)(1)(ix)	E-mail Communication to Eligible AMD Employees to be delivered on or around July 21, 2003.*
(a)(1)(x)	Form of E-mail Communication to Non-Participating Eligible AMD Employees to be delivered on or around July 21, 2003.*
(a)(1)(xi)	Form of E-mail Communication to Participating Eligible AMD Employees to be delivered on or after January 29, 2004.*
(a)(1)(xii)	AMD’s Annual Report on Form 10-K for the period ended December 29, 2002. Filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(1)(xiii)	AMD’s Quarterly Report on Form 10-Q for the period ended March 30, 2003. Filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2003 Annual Stockholders’ Meeting. Filed with the Securities and Exchange Commission and incorporated herein by reference.
(a)(5)(ii)	Communication to employees of AMD, dated June 20, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 20, 2003.
(a)(5)(iii)	Communication to employees of AMD on AMD internal website, dated June 25, 2003. Filed with the Securities and Exchange Commission on Schedule TO-C on June 26, 2003.
(a)(6)	Not applicable.
(b)	Not applicable.
(d)(1)	Certificate of Incorporation, as amended. Filed with the Securities and Exchange Commission as Exhibit 3.1 to the AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.
(d)(2)	Certificate of Amendment to Restated Certificate of Incorporation, dated May 25, 2000. Filed with the Securities and Exchange Commission as Exhibit 3.3 to AMD’s Quarterly Report on Form 10-Q for the period ended July 2, 2000, and incorporated herein by reference.
(d)(3)	Bylaws of the Company, as amended. Filed as Exhibit 3.2 to AMD’s Amendment No. 4 to Form S-3 Registration Statement (File Number 333-84028), filed with the Securities and Exchange Commission on August 6, 2002, and incorporated herein by reference.
(d)(4)	1995 Stock Plan of NexGen, Inc., as amended as of December 8, 1995. Filed as Exhibit 10.36 to AMD’s Annual Report on Form 10-K (File Number 001-07882) for the fiscal year ended December 29, 1996, and incorporated herein by reference.
(d)(5)	AMD 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1996, and incorporated herein by reference.

(d)(6)	AMD 1998 Stock Incentive Plan. Filed as Exhibit 10.33 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.
(d)(7)	AMD 2000 Stock Incentive Plan. Filed as Exhibit 10.13 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(8)	AMD’s U.S. Stock Option Program for options granted after April 25, 2000. Filed as Exhibit 10.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission and incorporated herein by reference.
(d)(9)	Vice President Incentive Plan. Filed as Exhibit 10.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(10)	AMD Executive Incentive Plan. Filed as Exhibit 10.14(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.
(d)(11)	Form of Bonus Deferral Agreement. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 30, 1986, and incorporated herein by reference.
(d)(12)	Form of Executive Deferral Agreement. Filed as Exhibit 10.17 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 1989, and incorporated herein by reference.
(d)(13)	Form of Indemnification Agreements with former officers of Monolithic Memories, Inc. Filed as Exhibit 10.22 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1987, and incorporated herein by reference.
(d)(14)	AMD’s Stock Option Program for Employees Outside the U.S. for options granted after April 25, 2000. Filed as Exhibit 10.24 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(15)	AMD’s Stock Option Program for options granted after April 24, 2001. Filed as Exhibit 10.23(a) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(16)	AMD Executive Savings Plan (Amendment and Restatement, effective as of August 1, 1993), filed as Exhibit 10.30 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 1994, and incorporated herein by reference.
(d)(17)	First Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.
(d)(18)	Second Amendment to the AMD Executive Savings Plan (as amended and restated, effective as of August 1, 1993), filed as Exhibit 10.28(b) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 28, 1997, and incorporated herein by reference.
(d)(19)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan. Filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577), and incorporated herein by reference.
(d)(20)	1992 United Kingdom Share Option Scheme. Filed as Exhibit 4.2 to AMD’s Registration Scheme on Form S-8 (No. 33-46577), and incorporated herein by reference.
(d)(21)	NexGen, Inc. 1987 Employee Stock Plan. Filed as Exhibit 99.3 to Post-Effective Amendment No. 1 on Form S-8 to AMD’s Registration Statement on Form S-4 (No. 33-64911), and incorporated by reference herein.
(d)(22)	1995 Stock Plan of NexGen, Inc. (assumed by AMD), as amended. Filed as Exhibit 10.37 to AMD’s Quarterly Report on Form 10-Q for the period ended June 30, 1996, and incorporated herein by reference.
(d)(23)	Form of indemnity agreement between NexGen, Inc. and its directors and officers. Filed as Exhibit 10.5 to the Registration Statement of NexGen, Inc. on Form S-1 (No. 33-90750), and incorporated by reference herein.
(d)(24)	AMD 1986 Stock Option Plan, as amended. Filed as Exhibit 10.2 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein
(d)(25)	AMD 1992 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d)(26)	AMD 1980 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.4 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.
(d)(27)	AMD 1986 Stock Appreciation Rights Plan, as amended. Filed as Exhibit 10.5 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.
(d)(28)	Forms of Stock Option Agreements. Filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.
(d)(29)	Form of Limited Stock Appreciation Rights Agreement. Filed as Exhibit 4.11 to AMD’s Registration Statement on Form S-8 (No. 33-26266), and incorporated by reference herein.
(d)(30)	AMD 1987 Restricted Stock Award Plan, as amended. Filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated by reference herein.
(d)(31)	Form of Restricted Stock Agreements. Filed as Exhibit 10.11 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, and incorporated by reference herein.
(d)(32)	Indenture, dated as of January 29, 2002, between AMD and The Bank of New York. Filed as Exhibit 4.14 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(33)	Form of AMD 4.75% Convertible Senior Debentures Due 2022. Filed as Exhibit 4.15 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(34)	Registration Rights Agreement, dated as of January 29, 2002 by and among AMD, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. Filed as Exhibit 4.16 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(35)	Form of AMD 4.50% Convertible Senior Notes Due 2007. Filed as Exhibit 4.3 to AMD’s Current Report on Form 8-K, dated November 26, 2002, and incorporated herein by reference.
(d)(36)	Form of Indemnification Agreements between the Company and its directors and officers. Filed as Exhibit 10.38 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 27, 1998, and incorporated herein by reference.
(d)(37)	Management Continuity Agreement, between AMD and Robert R. Herb. Filed as Exhibit 10.54 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.
(d)(38)	Employment Agreement, dated as of January 31, 2002, between AMD and Hector de J. Ruiz. Filed as Exhibit 10.47 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 30, 2001, and incorporated herein by reference.
(d)(39)	Form of indemnification agreements between the Company and its directors and officers. Filed as Exhibit 10.56 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 26, 1999, and incorporated herein by reference.
(d)(40)	Loan Agreement, dated as of June 19, 2001, between AMD and Hector and Judy Ruiz. Filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.
(d)(41)	Amended and Restated Employment Agreement, dated as of November 3, 2000, between AMD and W. J. Sanders III. Filed as Exhibit 10.12 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.
(d)(42)	Agreement and Plan of Merger dated October 20, 1995, between AMD and NexGen, Inc., filed as Exhibit 2 to AMD’s Quarterly Report for the period ended October 1, 1995, and as amended as Exhibit 2.1 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.
(d)(43)	Amendment No. 2 to the Agreement and Plan of Merger, dated January 11, 1996, between AMD and NexGen, Inc., filed as Exhibit 2.2 to AMD’s Current Report on Form 8-K dated January 17, 1996, and incorporated herein by reference.

(d)(44)	Stock Purchase Agreement dated as of April 21, 1999, by and between Lattice Semiconductor Corporation and AMD, filed as Exhibit 2.3 to AMD’s Current Report on Form 8-K dated April 26, 1999, and incorporated herein by reference.
(d)(45)	First Amendment to Stock Purchase Agreement, dated as of June 7, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(a) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.
(d)(46)	Second Amendment to Stock Purchase Agreement, dated as of June 15, 1999, between AMD and Lattice Semiconductor Corporation, filed as Exhibit 2.3(b) to AMD’s Quarterly Report on Form 10-Q for the period ended June 27, 1999, and incorporated herein by reference.
(d)(47)	Resolution of Board of Directors on September 9, 1981, regarding acceleration of vesting of all outstanding stock options and associated limited stock appreciation rights held by officers under certain circumstances, filed as Exhibit 10.10 to AMD’s Annual Report on Form 10-K for the fiscal year ended March 31, 1985, and incorporated herein by reference.
(d)(48)	Form of Management Continuity Agreement, filed as Exhibit 10.21 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 2002, and incorporated herein by reference.
(d)(49)	AMD Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(c) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.
(d)(50)	Fujitsu Investment Agreement between AMD and Fujitsu Limited, filed as Exhibit 10.27(d) to AMD’s Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 26, 1993, and incorporated herein by reference.
(d)(51)	First Amendment to Fujitsu Investment Agreement dated April 28, 1995, filed as Exhibit 10.23(e) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.
(d)(52)	Second Amendment to Fujitsu Investment Agreement, dated February 27, 1996, filed as Exhibit 10.23 (f) to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1996, and incorporated herein by reference.
(d)(53)	Form of Split Dollar Agreement, as amended, filed as Exhibit 10.31 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 25, 1994, and incorporated herein by reference.
(d)(54)	Employment Agreement, dated as of September 27, 2000, between AMD and Robert J. Rivet, filed as Exhibit 10.57 to AMD’s Quarterly Report on Form 10-Q for the period ended July 1, 2001, and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.